The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

March 26, 2008

[redacted]

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
~~The Chuo Mitsui Trust and Banking Company,~~ Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

REVISIONS OF PROJECTION OF BUSINESS RESULTS FOR THE FISCAL YEAR ENDING MARCH 31,2008

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 3/31

March 25, 2008

To whom it may concern:

Name of listed company: Chuo Mitsui Trust Holdings, Inc.
(Code No.: 8309)

Revisions of Projection of Business Results for the Fiscal Year ending March 31, 2008

Chuo Mitsui Trust Holdings, Inc. hereby announces the following revisions of projection of business results for the fiscal year ending March 31, 2008, which was previously announced on November 19, 2007.

1. Projection of Business Results for the Fiscal Year ending March 31, 2008

(1) Non-consolidated (Unit: Yen billion)

	Previous projection (A)	Revised projection (B)	Change (B)-(A)	Rate of change (%)
Operating income	32.0	186.0	+154.0	+481.3%
Operating profit	26.0	180.0	+154.0	+592.3%
Recurring profit	26.0	180.0	+154.0	+592.3%
Net income	26.0	180.0	+154.0	+592.3%

(2) Consolidated (Unit: Yen billion)

	Previous projection (A)	Revised projection (B)	Change (B)-(A)	Rate of change (%)
Ordinary income	470.0	460.0	(10.0)	(2.1)%
Recurring profit	155.0	125.0	(30.0)	(19.4)%
Net income	85.0	70.0	(15.0)	(17.6)%

2. Reason for revisions

(1) Non-consolidated

The revision is due to dividends received from its bank subsidiaries, of which the record date is set as of March 24, 2008.

(2) Consolidated

Due to recent slowdown in market environment, we have revised down projection for ordinary income of bank subsidiaries, as well as projections for recurring profit and net income in anticipation of increase in devaluation loss on part of stocks held.

END